NORSAT INTERNATIONAL INC.

Consolidated Financial Statements

(Years ended December 31, 2008, 2007 and 2006)

STATEMENT OF MANAGEMENT’S RESPONSIBILITY

The management of Norsat International Inc. is responsible for the preparation of the accompanying restated consolidated financial statements and the preparation and presentation of all information in the Annual Report.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded, and that financial records are properly maintained to provide accurate and reliable financial statements.

The Company’s audit committee is composed of three non-management directors who are appointed by the Board of Directors annually.  The committee meets periodically with the Company’s management and independent auditors to review financial reporting matters and internal controls and to review the consolidated financial statements and the independent auditors’ report.  The audit committee reported its findings to the Board of Directors who have approved the consolidated financial statements.

The Company’s independent auditors, Ernst & Young LLP, have audited the consolidated financial statements and their report follows.

Amiee Chan	Eugene G. Syho
President and Chief Executive Officer	Chief Financial Officer

Report of Independent Auditors

To the Shareholders of

Norsat International Inc.

We have audited the consolidated balance sheets of Norsat International Inc. as at December 31, 2008 and 2007, and the consolidated statements of operations and deficit, comprehensive income (loss) and cash flows for each of the years in the three year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007, and the results of its operations and deficit, comprehensive income (loss) and its cash flows for each of the years in the three year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles (see Note 28 to the consolidated financial statements).

As discussed in Note 2 to the consolidated financial statements, during 2007, the Company changed its accounting for financial instruments and comprehensive income.  In addition, also discussed in Note 3, during 2008, the Company changed its accounting for inventories, reporting currency and capital disclosures.

Vancouver, Canada

Ernst & Young LLP

February 27, 2009

Chartered Accountants

NORSAT INTERNATIONAL INC.

Consolidated Balance Sheets

 (Expressed in US Dollars)

As at December 31,

	2008	2007

Assets (note 14)

Current assets:
Cash (note 7 & 25)	$ 983,062	$ 686,508
Short-term investments (note 8)	31,391	100,512
Accounts receivable, net (note 9)	6,807,386	3,432,050
Inventory, net (notes 3(b), 4 & 10)	4,497,415	4,190,232
Prepaid expenses and other	271,735	116,289
	12,590,989	8,525,591

Long-term prepaid expenses and other	8,210	10,088
Property and equipment (notes 11 & 26)	727,786	991,985

	$ 13,326,985	$ 9,527,664

Liabilities and Shareholders' Equity

Current liabilities:
Operating Line of Credit (note 14)	$ -	$ 500,012
Accounts payable	1,843,878	1,281,186
Accrued liabilities	1,799,113	1,562,693
Deferred revenue	457,007	329,968
	4,099,998	3,673,859

Long-term deferred revenue	622,552	56,635

Total liabilities	4,722,550	3,730,494

Shareholders' equity:
Share capital (note 17(b))	37,825,476	35,342,663
Contributed surplus (note 17(e))	3,522,738	4,147,433
Accumulated other comprehensive (loss) income (note 16)	(229,210)	1,306,800
Deficit	(32,514,569)	(34,999,726)
	8,604,435	5,797,170

	$ 13,326,985	$ 9,527,664

Commitments and contingencies (notes 12, 21 & 26)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ugo A. Doninelli”                                                                  “James Sharpe”

Ugo A. Doninelli

James Sharpe

NORSAT INTERNATIONAL INC.

Consolidated Statements of Operations and Deficit

 (Expressed in US Dollars)

Years ended December 31, 2008, 2007 and 2006

	2008		2007	2006

Sales (note 20)	$ 18,056,836	$ 16,450,661		$ 13,448,337
Cost of sales	8,787,621		7,908,583	7,961,131
	9,269,215		8,542,078	5,487,206
Expenses:
Selling, general and administrative	6,253,673		5,330,699	6,825,439
Product development (note 26)	799,968		726,377	1,558,314
Amortization	346,621		332,535	445,061
Other (income) expenses (note 23)	(330,808)		767,113	534,747
	7,069,454		7,156,724	9,363,561

Earnings (loss) from continuing operations before
income taxes	2,199,761		1,385,354	(3,876,355)
Income tax expense (note 18)		-	-	2,409

Earnings (loss) before recovery from
discontinued operations	2,199,761		1,385,354	(3,878,764)

Recovery from discontinued
operations (note 19)	-		-	45,937

Net earnings (loss) for the year	2,199,761		1,385,354	(3,832,827)
Deficit, beginning of year	(34,999,726)		(36,385,080)	(32,552,253)
Transitional adjustment on adoption of
new accounting policy (note 3(b))	285,396		-	-

Deficit, end of year	$ (32,514,569)	$ (34,999,726)		$ (36,385,080)
Basic net earnings (loss) per
common share (note 2(s))	$ 0.04	$ 0.03		$ (0.08)
Diluted net earnings (loss) per
common share (note 2(s))	$ 0.04	$ 0.02		$ (0.08)
Weighted average number of shares
Basic	53,351,652		50,599,449	46,681,432
Diluted	53,351,652		55,805,936	46,681,432

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC.

Consolidated Statements of Comprehensive Income (Loss)

 (Expressed in US Dollars)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Net earnings (loss) for the year	$ 2,199,761	$ 1,385,354	$ (3,832,827)

Other comprehensive (loss) gain:
Unrealized (losses) gains on translating financial
statements from functional currency to
reporting currency (note 3(a))	(1,536,010)	781,331	1,141

Comprehensive income (loss) for the year	$ 663,751	$ 2,166,685	$ (3,831,686)

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC.

Consolidated Statements of Cash Flows

 (Expressed in US Dollars)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Cash provided by (used in):

Operations:
Net earnings (loss) for the year	$ 2,199,761	$ 1,385,354	$ (3,878,764)
Items not involving cash:
Amortization	346,621	332,535	445,061
Foreign Exchange on Amortization from
translation of subsidiary	32,769	-	-
Loss on disposal of property plant and equipment	114	105,307	-
Interest accreted on convertible debt and
deferred finance cost amortization	-	69,275	307,078
Foreign exchange (gain) loss	(62,794)	72,064	(22,700)
Discount on ESOP (note 17(b)(ii))	-	72,800	-
Government contributions receivable (note 26(b))	(510,006)	-	-
Other government contributions (note 26(a))	(232,403)	-
Stock-based compensation (note 17(c))	129,814	78,629	54,870
Changes in Inventory estimates	(88,589)
Changes in non-cash operating working
capital (note 22)	(2,709,110)	(1,689,778)	(227,610)
Cash (used in) provided by operations	(893,823)	426,186	(3,322,065)

Investments:
Purchase of property and equipment (note 26(b))	(336,081)	(113,243)	(975,468)
Government contributions for acquisition of property
and equipment	33,750	-	-
Purchase of short-term investments	77,655	(34,212)	(28,649)
Cash (used in) investing activities	(224,676)	(147,455)	(1,004,117)

Financing:
(Repayment) proceeds from operating line of credit	(495,908)	504,919	-
(Repayment) issuance of convertible debt	-	(1,970,902)	985,246
Proceeds from short-term loan (notes 13 & 25)	-	1,014,932	-
Repayment of short-term loan (notes 13 & 25)	-	(1,082,832)	-
Proceeds on exercise of warrants
and options (note 17(b))	1,728,305	9,587	116,413
Receipt of restricted cash for private placement	-	-	589,090
Proceeds from government contribution (note 26(a))	228,842	-	-
Proceeds from private placement (note 17(b)(iii))	-	398,513	2,603,784
Cash provided by (used in) financing activities	1,461,239	(1,125,783)	4,294,533

Effect of change in exchange rates on cash	65,587	(95,611)	34,586
Effect of foreign currency translation on cash	(111,773)	90,437	(3,122)

Increase (decrease) in cash	296,554	(852,226)	(185)

Cash, beginning of year	686,508	1,538,734	1,538,919

Cash, end of year	$ 983,062	$ 686,508	$ 1,538,734

Supplemental cash flow disclosure (note 22)

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

Years ended December 31, 2008, 2007 and 2006

1.

Nature of Business

The Company is incorporated under the laws of the Province of British Columbia, Canada and its principal business activities include the marketing, design and sales of microwave products and portable satellite products that provide rapidly deployable broadband satellite data and video continuity in areas where traditional communication infrastructure is insufficient, damaged or non-existent.

2.

Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which materially conform to those established in the United States, except as explained in note 28.

(a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Norsat International America Inc., Norsat International (United Kingdom) Ltd., Norsat Korea Ltd., 0841954 BC Ltd., Norsat SA and its wholly owned subsidiary Norsat Italia SRL.  All material inter-company balances and transactions have been eliminated.

(b)

Use of Estimates

The preparation of consolidated financial statements requires the Company’s management to make estimates and assumptions that affect amounts reported in the financial statements and notes thereto.  Significant areas requiring the use of management estimates relate to the determination of the net recoverable value of assets, including inventory obsolescence provisions, allowance for doubtful accounts, asset impairment, valuation of future income tax assets, useful lives for depreciation and amortization, stock based compensation and provisions for warranties.  Actual amounts may ultimately differ from these estimates. See note 4 for change in estimates.

(c)

Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the Canadian dollar. Foreign currency transactions entered into directly by the Company, and the accounts of the integrated foreign subsidiary operations, are translated using the temporal method.  Under this method, monetary assets and liabilities are translated at year-end exchange rates and other balance sheet items are translated at historical exchange rates.  Income statement items are translated at the rate in effect at the time of the transaction and for the subsidiaries, are translated using weighted average exchange rates.

In 2008, the Company changed its reporting currency from the Canadian dollar to the US dollar. The financial statements for all the years and periods presented have been translated to the new reporting currency (USD) using the current rate method.  Under this method, the statements of operations, deficit and comprehensive (loss) income and cash flows statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period.  All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates.  Shareholders’ equity transactions have been translated using the rates of exchange in effect as at the date of the various capital transactions. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income.  All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.  See note 3(a).

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

 (d)

Stock-based Compensation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, for stock options granted to employees, directors and consultants pursuant to a incentive share option plan described in note 17(c).

Under this method, the Company recognizes compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. The fair value of the options is amortized over the vesting period and is included in selling, general and administrative expense.

 (e)    Short-term Investments

Included in short-term investments are restricted securities with terms to maturity of three months or more, but one year or less when acquired.  See note 8.

(f)   Prepaid Expenses and Other

Included in prepaid expenses and other are prepayments related to materials, insurances premium and other deposits required in the normal course of business which are less than one year.

(g)   Inventory

Prior to January 1, 2008, parts and supplies inventory were stated at the lower of weighted average cost and replacement cost.  Finished goods and work-in-process inventory include materials, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value.  Inventory is recorded net of any obsolescence provisions.

Subsequent to the adoption of CICA 3031 on January 1, 2008, parts and supplies inventory is stated at the lower of weighted average cost and net realizable value.  Finished goods and work-in-process inventory include materials, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value.  Inventory is recorded net of any obsolescence provisions.  When there is a significant change in economic circumstances, inventory that had been previously written down below cost may be written back up provided the reversal does not exceed the original write down.

(h)

Long-term Prepaid Expenses and Other

Included in long-term prepaid expenses and other are other deposits of greater than one year.

 (i)   Property and Equipment

Property and equipment are stated at cost less applicable tax credits and government assistance.  Amortization of property and equipment is recorded on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Asset	Period

Equipment	3 to 5 years
Software	1 to 3 years
Furniture and fixtures	5 to 10 years

Leasehold improvements are amortized over the shorter of the term of the lease or their estimated useful lives.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

Property and equipment are assessed for future recoverability when events or circumstances indicate that estimating future undiscounted cash flows may impair the asset.  When the net carrying amount of a capital asset exceeds its estimated net recoverable amount, the asset is written down with a charge to income.

(j)    Deferred Revenue

Revenue that has been paid for or is receivable from customers but does not yet qualify for recognition under the Company’s policies is reflected as deferred revenue (revenue that can be recognized in one year or less).  Included in deferred revenue are amounts related to installation, training, warranty, and post contract support associated with the sale of the Company’s products.

(k)   Long-term Deferred Revenue

Revenue that has been paid for or is receivable from customers but does not yet qualify for recognition under the Company’s policies is reflected as long-term deferred revenue (revenue that can be recognized in more than one year).  Included in long-term revenue are extended warranty and other services provided by the Company to its customers.

(l)

Comprehensive Income

Comprehensive income is calculated based on net earnings (loss) for the period and accumulated other comprehensive income.  Included in accumulated other comprehensive income are unrealized foreign exchange amounts on translation of the Company’s functional currency to its reporting currency.  See note 16.

(m)

Equity

The Company has presented separately the equity components and changes in equity arising from: (i) net earnings; (ii) other comprehensive income; (iii) other changes in retained earnings; (iv) changes in share capital; and, (v) changes in contributed surplus.

(n)

Financial Instruments

The Company's financial instruments include cash, short-term investments, accounts receivable, operating line of credit, accounts payable and accrued liabilities. Cash and short-term investments are classified as held for trading as these financial assets are frequently sold.   Accounts receivable is classified as loans and receivables as this financial asset results from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates.   Operating line of credit, accounts payable and accrued liabilities are classified as other liabilities held for trading as these financial liabilities are frequently bought.  The carrying value of these instruments approximates their fair value due to their immediate or short-term to maturity or their ability for liquidation at comparable amounts.  See note 6.

       (o)  Revenue Recognition

Revenues consist of sales of hardware, software, consulting, installation, training, extended warranty and post contract services.  These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services.  For those contracts where the services are not essential to the functionality of any other element of the transaction, the Company determines vendor-specific objective evidence (“VSOE”) of fair value for these services based upon normal pricing and discounting practices for these services when sold separately.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

The Company’s multiple-element sales arrangements include arrangements where software licenses and the associated post contract customer support (“PCS”) are sold together.  The Company has established VSOE of the fair value of the undelivered PCS element based on the contracted price for renewal PCS included in the original multiple-element sales arrangement.  The Company’s multiple-element sales arrangements generally include rights for the customer to renew PCS after the bundled term ends.  These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms and periods.

PCS revenue associated with software licenses is recognized ratably over the term of the PCS period, which typically is one year.  PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products.

VSOE is established on multi-element arrangements on extended warranty. Extended warranty of 1 to 3 years can be purchased separately by the customer.  Warranty revenue is recognized after the Company’s one year manufacturer’s warranty expires.

Revenue is recognized on installation, training, and consulting when services have been performed.

The Company recognizes revenue from the sales of hardware products upon the later of transfer of title or upon shipment of the hardware product to the customer so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured.

Revenue that has been paid but does not yet qualify for recognition under the Company’s policies is reflected as either deferred revenue (revenue that can be recognized in less than one year) or long-term deferred revenue (revenue that can be recognized in more than one year).

 (p) Research and Development Costs

Research costs are expensed as incurred.  Development costs are deferred if the product or process and its market or usefulness is clearly defined, the product or process has reached technical feasibility, adequate resources exist or are expected to exist to complete the project and management intends to market or use the product or process.  If these criteria are not met, the development costs are expensed as incurred.  For fiscal 2008, 2007 and 2006, all development costs have been expensed.

Government funding of eligible research and development expenditures are credited when earned against product development expenses or the cost of property and equipment, to which the funding related.

(q)

Deferred Finance Costs

Deferred finance costs represent the unamortized cost of obtaining debt financing.  Amortization is provided over the term of the related debt and is included in interest expense for the year.

(r)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, the Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes, which will arise from the realization of assets or settlement of liabilities at carrying amounts which differ from their tax bases.  Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled.  A valuation allowance is recognized to the extent the

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

recoverability of future income tax assets is not considered to be more likely than not.  Future tax assets and liabilities are presented net by current and non-current classifications except to the extent that they cannot be offset due to different tax jurisdictions.

(s)  Net Earnings (Loss) Per Share

Basic net earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period.

Diluted net earnings (loss) per share is computed using the treasury stock method, which assumes that all dilutive options and warrants were exercised at the beginning of the period and the proceeds to be received were applied to repurchase common shares at the average market price for the period.  Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants and when the Company generates income from operations.

The table below is a reconciliation of the denominator used in the calculation of the weighted average number of basic and diluted earnings per common share outstanding from continuing operations.  There is no impact on the numerator.

	2008	2007	2006
Weighted-average number of common
shares outstanding - basic	53,351,652	50,599,449	46,681,432
Assumed exercise of stock options	-	381,113	-
Assumed exercise of warrants	-	4,825,374	-
Weighted-average number of common
shares outstanding - diluted	53,351,652	55,805,936	46,681,432

The calculation of assumed exercise of stock options and warrants includes the effect of the dilutive options and warrants.   Where their effect was anti-dilutive because their exercise prices are higher than the average market price of the Company’s common share for each of the periods shown in the table, assumed exercise of those particular stock options and warrants were not included.

The 2008 balance does not include any assumed conversions as the share price at December 31, 2008 was lower than the conversion prices and therefore their effect would be anti-dilutive.

The 2007 balance includes assumed conversions as the share price at December 31, 2007 was higher than some conversion prices.

The 2006 balance do not include any assumed conversions as net losses were reported for the year and therefore their effect would be anti-dilutive.

 (t)   Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board has confirmed that publicly accountable, profit oriented enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011.  Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 is permitted.  The Company will be required to begin reporting under IFRS for its first quarter ending March 31, 2011 with restatement of comparative information presented.  The conversion to IFRS will impact the Company’s accounting policies, information technology systems, taxes, contractual commitments involving GAAP based clauses, long-term employee compensation plans and performance metrics.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

Accordingly when the Company develops its IFRS plan, it will have to include measures to provide extensive training to key finance personnel to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and the Audit Committee.  Additional resources may be engaged to ensure the timely conversion to IFRS.

CICA 3064 – “Goodwill and Intangibles”

In February 2008, the CICA issued Section 3064 – “Goodwill and Intangibles”, which replaces Section 3062 – “Goodwill and Other Intangible Assets” and Section 3450 – “Research and Development Costs”.    This section establishes new guidelines on the recognition of assets based on asset recognition criteria rather than matching of revenues and expenses.  The standard is effective for fiscal periods beginning on or after October 1, 2008.  The Company is evaluating the impact of the adoption of this new Section on its consolidated financial statements.

3.  Changes in Accounting Policies

 (a)   EIC – 130 - Change in Reporting Currency

Effective January 1, 2008, the Company changed its reporting currency to the US Dollar (USD).  The change in reporting currency increases transparency of the financial results of the Company and provides better visibility for the stakeholders.

Prior to January 1, 2008, the Company reported its annual and quarterly consolidated financial statements in Canadian dollars (CDN).  In making the change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130 – “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency”.

In accordance with EIC-130, the financial statements for all the years and periods presented have been translated to the new reporting currency (USD) using the current rate method.  Under this method, the statements of operations, deficit and comprehensive (loss) income and cash flows statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period.  All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates.  Shareholders’ equity transactions have been translated using the rates of exchange in effect as at the date of the various capital transactions.

All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income.  All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

 (b)   CICA 3031 – “Inventories”

On January 1, 2008, the Company adopted CICA Handbook Section 3031 - “Inventories”, which replaces Section 3030, of the same name.  The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs.  The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.

Due to circumstances that previously caused the inventories to be written down below cost no longer existed, and the net realizable value of the inventories had increased as a result of the Company’s change in economic conditions, the amount of the write down of inventories had been reversed.  As a result of

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

adopting CICA Section 3031, a reversal of previous write-downs of $285,396 was recorded as an increase to inventory and a decrease in opening deficit as at January 1, 2008.

Prior to the adoption of CICA 3031, parts and supplies inventory were stated at the lower of weighted average cost and replacement cost.  Subsequent to the adoption of CICA 3031, parts and supplies inventory are stated at the lower of weighted average cost and net realizable value.

(c)   CICA 1535 – “Capital Disclosures”

On January 1, 2008, the Company adopted CICA Handbook Section 1535 – “Capital Disclosures”.   Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance.  See note 5.

(d)

CICA 3862 and 3863 – “Financial Statement – Presentation”

On January 1, 2008, the Company adopted CICA Handbook Sections 3862 – “Financial Instruments – Disclosure” and 3863 – “Financial Instruments – Presentation” (“Sections 3862 and 3863”) which replaces Section 3861 – “Financial Instruments – Disclosure and Presentation”.  Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks.  See note 6.

4.  Change in Estimates

In 2008, the Company changed its estimate of provisions for inventory obsolescence on inventory items related to the Globetrekker family of products because due to circumstances that previously caused the inventories to be written down below cost no longer existed, and the net realizable value of the inventories have increased as a result of the Company’s change in economic conditions, the amount of the write down of inventories had been reversed.

During the second quarter of 2008, the Company experienced a significant change in the volume of sales of Globetrekker products compared to previous years. Management concluded that the circumstances that caused inventories to be written down below cost no longer existed.  Based on this conclusion, management reversed the amount of the write-down of $88,589 which was recorded as an increase to inventory and a decrease to cost of sales.

In 2007, the Company changed its estimate of provisions for warranties on satellite sales from 3% based on standard cost of equipment to 1% based on total consolidated satellite sales of equipment for the year.  This change resulted in a decrease in the provision of $102,260 as at December 31, 2007.

5.    Capital Disclosures

The Company's objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, sustain future development of the business and to safeguard the entity’s ability to support the Company’s normal operating requirements on an ongoing basis.

The capital of the Company consists of the items included in the consolidated balance sheet in the shareholders’ equity section.  The Company manages its capital structure and makes changes in economic conditions and the risk characteristics of the Company’s assets.  As at December 31, 2008 shareholder’s equity was $8,604,435.

To manage the Company’s capital requirements the Company has in place a planning and budgeting process which help determine funds required to ensure the Company has the appropriate liquidity to meet its operating

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

and growth objectives.  The Company plans to continue to fund its short-term cash requirements through operations, and if required the Company has an operating line of credit in place that can be drawn upon.

In 2008, 3,563,529 warrants and 103,750 stock options were exercised.  Proceeds of $1,681,293 from the exercise of the warrants were credited to share capital and $724,348 was reclassified from contributed surplus to share capital and proceeds of $47,011 from the exercise of stock options were credited to share capital and $30,161 were reclassified from contributed surplus to share capital.  See note 17(b).

While there is a possibility of increased risk due to the current global credit crisis and recessionary trends, the exposure to the Company was minimal at the end of December 31, 2008.  The Company’s accounts receivable are made up of 70% government receivables and the balance of the outstanding accounts receivable are spread over a very large number of customers.  During September 2008, the Company was awarded a US Department of Defense to deliver satellite systems and services of approximately $5.5 million and the Company also entered into an agreement with the Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense (A&D) technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2011.

During 2008, there were no changes in the Company's approach to capital management.

The Company has externally imposed capital requirements. Under its debt financing agreements, the Company’s working capital ratio (current assets divided by current liabilities) cannot be less than 1.15:1 and debt to tangible net worth ratio (total liabilities divided by the sum of total assets minus total liabilities) cannot exceed 2.5:1.  As at December 31, 2008, the Company’s working capital ratio was 3.07:1 and the debt to tangible net worth ratio was at 0.55:1.  In 2008, the Company has met all of its externally imposed capital requirements.

6.  Financial Instruments

 (a)

Financial assets and liabilities

Financial assets are cash, short-term investments, and accounts receivables.  Financial liabilities include operating line of credit, accounts payable and accrued liabilities.

The Company has classified its cash and short-term investments as held-for-trading financial assets, measured at fair value.  Accounts receivable are classified as loans and receivables, measured at amortized cost.  Accounts payable, accrued liabilities, and operating line of credit are classified as other liabilities held for trading, measured at amortized cost.  The carrying value of the Company’s financial assets and liabilities is considered to be reasonable approximation of fair value due to the short-term nature of these instruments.

The carrying values and fair values of financial assets and liabilities as at December 31, 2008 and December 31, 2007 are summarized as follows:

(in thousands of dollars)	December 31, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	1,014	1,014	787	787
Loans and receivables	6,807	6,807	3,432	3,432
Held-to-maturity investments	-	-	-	-
Other liabilities	3,643	3,643	3,344	3,344

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract.  This risk primarily arises from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer.  Each customer is assessed for creditworthiness.  The credit worthiness of customers is assessed using third party credit scores and through direct monitoring of their financial well being on a continual basis.  In some cases, where customers fail to meet the Company's creditworthiness benchmark, the Company may choose to transact with the customer on a prepayment basis.

The Company does not have credit insurance or other financial instruments to mitigate its credit risk as the exposure is minimal due to the make up of its customer base.

The Company regularly reviews the collectiblility of its accounts receivable and establishes an allowance for doubtful accounts based on its best estimates of any potentially uncollectible accounts.  As at December 31, 2008, the balance of the allowance for doubtful accounts was $37,963 (2007 – $44,686).  Pursuant to their respective terms, accounts receivable was aged as follows as at December 31, 2008 and December 31, 2007:

(in thousands of dollars)	December 31, 2008	December 31, 2007
Current	3,359	2,075
0-30 days overdue	1,641	1,037
31-60 days overdue	238	200
61-90 days overdue	1,271	66
Over 90 days overdue	298	54
Total accounts receivable	6,807	3,432

While there is a possibility of increased customer credit risk due to the current global credit crisis, the exposure is minimal due to the make up of the Company’s customer base.  As at December 31, 2008, 70% of the outstanding accounts receivable consists of government departments and the balance of the outstanding accounts receivable are spread over a very large number of customers.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company has in place a planning and budgeting process which helps determine funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

To manage this risk the Company maintains an operating line of credit which provides access to borrow in Canadian and /or US dollars to meet short-term financing obligations.

As at December 31, 2008, the Company has cash ($983,062), short-term investments ($31,391) and accounts receivable ($6,807,386) of $7,821,839 which will cover its short-term financial obligations of  accounts payable ($1,843,878) and accrued liabilities ($1,799,113) of $3,642,991.

(b) Market Risk

Currency risk

Currency risk is defined as the risk that the value of a financial instrument will fluctuate due to changes in

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

foreign exchange rates.

The Company is exposed to foreign exchange fluctuations in the U.S. dollar as components of cost and receivables being denominated in currencies other than the United States dollar.

Based on the Company’s currency exposure at December 31, 2008, a 10% depreciation or appreciation of its other currencies against the US dollar would result in a $55,000 increase or decrease in the Company’s net earnings.

To manage the exposure to foreign exchange risk the company enters into short term FX forward contracts as part of its cash management strategy.  The Company does not designate the FX forward contracts as a hedge for accounting purposes.

In 2008, the Company has a facility to enter into FX contracts for purchase and/or sale of Canadian dollars.  As at December 31, 2008, no FX forward contracts were outstanding.

As at December 31, 2007 the November 16, 2007 forward contract for the delivery of EUR 487,036 at the rate of Cdn$1.4227 = €1 (Cdn$692,906) was outstanding.  The Company recorded an unrealized loss of $10,272 (Cdn$10,197) on the contract.

On February 27, 2008, the contract was closed at the rate of Cdn$1.4792 = € (Cdn$720,424).  As a result, a realized loss of $27,394 (Cdn$27,518) was recorded.

(in thousands of dollars)	December 31, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Foreign exchange forward contract	-	-	693	693

7.

Cash

At December 31, 2008, cash (USD, GBP, Euro, CHF and KRW) has been translated to the US dollar at respective rates in effect at that date.  Included in cash is $94,185 (Cdn$114,720) held by a related party.  See note 25.

8.

Short-term Investments

As at December 31, 2008, included in short-term investments is a 1 year $31,391 (Cdn$38,235) Guaranteed Investment Certificate (GIC) maturing on February 10, 2009.  This GIC is used as collateral for a customs bond.

As at December 31, 2007, included in short-term investments is a 1 year $37,326 (Cdn$37,000) GIC maturing on February 10, 2008.  This GIC is used as collateral for a customs bond.  In addition, $21,186 (Cdn$21,000) and $42,000 in cash were held as security for a forward contract.  The forward contract was entered into on November 16, 2007 and closed on February 27, 2008.  See note 6(b).

9.

Allowance for Doubtful Accounts

	2008	2007
Gross accounts receivable balance, beginning of year	$ 3,476,736	3,024,104
Increase in accounts receivable	3,368,613	452,632
Gross accounts receivable balance, end of year (a)	$ 6,845,349	$ 3,476,736

Accounts receivable include trade accounts, VAT and GST receivable, government contributions and other

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

accounts receivable.

As at December 31, 2008 total accounts receivable is $6,807,386.  The amount consists of trade accounts are $6,105,370, VAT and GST receivable are $197,242, government contributions are $492,600 (Cdn$559,100) and other accounts receivable are $12,174.

As at December 31, 2007 total accounts receivable was $3,432,050.  The amount consisted of trade accounts are $3,317,973, GST receivable is $152,524, and other accounts receivable are $6,239.

Accounts receivable are disclosed net of allowance for doubtful accounts (“allowance”).  Changes in the allowance for each of the periods presented are as follows:

	2008	2007
Allowance balance, beginning of year	$ 44,686	$ 170,049
Bad debt write off	15,301	31,356
Allowance (Recovery)	(22,024)	(156,719)
Allowance balance, end of year (b)	$ 37,963	$ 44,686

Net accounts receivable balance, end of year (a-b)	$ 6,807,386	$ 3,432,050

10.

Inventory

	2008	2007

Parts and supplies	$ 2,205,666	$ 2,081,489
Work-in-process	400,675	182,285
Finished goods	2,615,079	3,195,427

Gross inventory balance, end of year (a)	$ 5,221,420	$ 5,459,201

Parts and supplies, finished goods and work-in-progress inventory are stated at the lower of weighted average cost (purchase price, plus applicable import duties, and other taxes and transportation and handling) and net realizable value.  Inventory is disclosed on the consolidated balance sheets net of obsolescence provision.  Change in estimate and recoveries are reflected as a decrease of cost of sales in the Companies consolidated statements of operations and deficit.

Changes in the obsolescence provision of the periods presented are as follows:

	2008	2007

Obsolescence balance, beginning of year	$ 1,268,969	$ 1,647,450
Transitional adjustment on adoption of CICA 3031 Jan 1 (note 3(b))	(285,396)	-
Change in estimate (note 4)	(88,589)	-
Recovery	(170,979)	(378,481)

Obsolescence balance, end of year (b)	$ 724,005	$ 1,268,969

Net inventory balance, end of year (a-b)	$ 4,497,415	$ 4,190,232

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

11.

Property and Equipment

		Accumulated		Net book
2008	Cost	amortization		value

Equipment	$ 333,561	$ 139,461		$ 194,100
Software	413,674		231,651	182,023
Furniture and fixtures	75,639		18,513	57,126
Leasehold improvements	533,337		238,800	294,537
	$ 1,356,211	$ 628,425		$ 727,786

		Accumulated		Net book
2007	Cost	amortization		value

Equipment	$ 6,658,375	$ 6,532,849		$ 125,526
Software	742,667		390,898	351,769
Furniture and fixtures	48,331		20,843	27,488
Leasehold improvements	648,767		161,565	487,202
	$ 8,098,140	$ 7,106,155		$ 991,985

		2008	2007	2006

Total amortization		346,621	332,535	445,061

12.

Technology Partnerships Canada Funding

On October 17, 2000, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) which was subsequently amended on February 8, 2001 and September 28, 2004 (“TPC Agreements”). Under the TPC Agreements, the Company received funding of one third of eligible spending related to the research and development of a communications Satellite Interactive Terminal (“SIT”) technology development project totaling Cdn$9,999,700 up to the end of 2004, including additional funding of Cdn$620,000 obtained in 2004.

In return for funding, the Company was obligated to issue TPC Cdn$1,000,000 in value of share purchase warrants prior to March 31, 2004. The warrants were to have a life of five years and were to be priced at the market price on the date of issue with the number of warrants issued to be determined using the Black-Scholes pricing model.

In addition, the Company is also obligated to pay royalty payments to TPC based on the following terms:

•

1.88% on sales of legacy products

•

1.28% before and 1.03% after issuance of warrants on sales of new SIT technology products

•

The royalty payment period was amended to commence on January 1, 2004 and end on the earliest of the following dates;

(a)

the date before December 31, 2007, for which cumulative royalties accrued reach Cdn$15 million;

(b)

on December 31, 2007, or the date after, if by that date the cumulative royalties accrued equal or exceed Cdn$13,171,300; and otherwise on December 31, 2011.

On April 28, 2004, the Company issued 1,206,811 share purchase warrants to TPC under the terms described above with an exercise price of Cdn$1.09 per share.  The Black-Scholes valuation model was applied using assumptions of an average option life of five years, no dividends, expected annual volatility of 100%, and risk-free interest rates of 3.8%.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

As at December 31, 2008, the Company accrued royalty payments in the amount of $108,228 (Cdn$131,824) (2007 - $159,794 (Cdn$158,400)).  The royalties were recorded and expensed as the related sales occurred.  The royalty is payable annually within 60 days of the year end.  The total amount of royalties accrued and paid to date are $770,937 (Cdn$882,700).

13.   Short-Term Loan

The Company entered into a $900,000 Bridge loan agreement (“the Bridge Loan Agreement”) on March 22, 2007 with a financial institution, which holds 5% of the Company’s shares. Under the Bridge Loan Agreement, the lender agreed to loan $900,000 to the Company no later than March 27, 2007 subject to certain terms and conditions as follows:

•

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day of loan retirement,

•

60 day term maturing May 31, 2007,

•

Payment in full May 31, 2007, or partial payments within the 60 day term at discretion of the Company.

The loan was fully repaid on May 30, 2007.

14.   Operating Line of Credit

During the first quarter of 2008, the Company obtained a secured operating line of credit from HSBC for Cdn$500,000 or $400,000 under Export Development Canada’s (EDC) Master Receivable Guarantee (MARG) program.

Terms and conditions are as follows:

•

interest at the rate of  the Bank’s Prime Rate plus 0.85% per annum

•

all amounts under the loans shall be repaid on demand by the Bank

•

general security agreement given by the Company creating a first fixed and floating charge and security interest over all present and after acquired assets of the Company

•

general assignment of book debts creating a first priority assignment of the debts and accounts receivable of the Company

•

assignment / endorsement by the Company to the Bank of all risk insurance (including extended coverage endorsement) in amounts and from an issuer acceptable to the Bank, on all of the Company’s real and personal property including, without limitation, equipment and inventory owned by the Company, showing the bank as first loss payee by way of standard mortgage endorsement, such policy to include business interruption and public liability insurance.

•

MARG of Cdn$450,000 from EDC

•

the working capital ratio (current assets divided by current liabilities) shall not at any time to be less than 1.15:1

•

the Debt to Tangible Net Worth ratio (total liabilities divided by the sum of total assets minus total liabilities) shall not at any time exceed 2.5:1

Total assets pledged as collateral for the line of credit is $13,326,985 as at December 31, 2008

As at December 31, 2008, the Company had no borrowings outstanding with respect to the line of credit.

During 2008, the Company decided not to renew the unsecured operating line of credit from May 31, 2007 as the funds were not required.  On January 31 and February 29, 2008 the Company repaid $300,000 (Cdn$301,270) and $200,000 (Cdn$196,880) respectively of the unsecured operating line of credit outstanding at December 31, 2007.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

15.  Convertible Debt

	2008	2007

Balance, beginning of year	$ -	$ 1,953,274
Interest Accretion	-	65,527
Foreign exchange	-	(18,801)
Payment	-	(2,000,000)

Balance, end of year	$ -	$ -

On March 28, 2002, the Company completed a financing agreement $2,000,000 with net cash proceeds of (Cdn$2,953,188).  The financing consisted of 8% per annum unsecured convertible notes maturing March 31, 2007.  The notes were originally convertible into common shares of the Company at a price of $1.70 per share at the holder’s option at any time.  At March 28, 2002, the market price of the Company’s common shares was $1.64 per share.

The Company was permitted to force the conversion of the notes into common shares of the Company if the shares traded above $3.40 for two consecutive days over the term to maturity of the notes.  The cost of the financing totaled $237,534(Cdn$307,966) and included 50,000-share purchase warrants with a fair value of $56,113 (Cdn$72,751) calculated using a Black-Scholes valuation model.  The share purchase warrants entitled the holder to purchase one common share of the company for $1.70 and expired after three years. On March 28, 2005 the 50,000-share purchase warrants expired.  The Company’s effective interest rate under this financing was approximately 16%.

Financing costs of $72,123 (Cdn$93,509) were recorded as deferred finance costs on the balance sheet, with the balance of $165,411 (Cdn$214,457) recorded as a charge against the equity component of long-term debt.  The proceeds of the financing allocated to the estimated fair value of the conversion option of $1,689,748 (Cdn$2,123,584) was recorded as the equity component of convertible debt on the consolidated balance sheet at $1,472,510 (Cdn$1,909,127), being net of financing costs of $165,411 (Cdn$214,457).  The carrying amount of the debt was reduced on issuance by the value assigned to the conversion option and was being accreted to its face value over the term to maturity through charges to non-cash interest expense.

In March 2007, the Company repaid the convertible debt in the amount of US$2,000,000 (Cdn$2,309,200). The convertible debt payment was partially financed through short-term loans of US$900,000 and Cdn$150,000 at an interest rate of 8%.  Subsequently, the short-term loans were repaid in May 2007, through cash generated from operations.  Upon payment of the convertible debt, the equity component was transferred to contributed surplus.

16.  Accumulated Other Comprehensive Income

	2008	2007

Balance, beginning of period	$ 1,306,800	$ 525,469
Unrealized (losses) gains on translating financial
statements from functional currency to
reporting currency (note 3(a))	(1,536,010)	781,331
Balance, end of period	$ (229,210)	$ 1,306,800

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

17.

Share Capital and Contributed Surplus

(a)

Authorized

75,000,000 common shares without par value

(b)   Issued and Fully Paid

	Number	Amount
Share capital	of shares

Balance, December 31, 2005	42,708,082	$ 31,983,199
Upon issue for private placement (iii)	4,086,976	1,935,229
Upon conversion of convertible debentures (iv)	2,500,000	893,849
Shares issued, options exercised (note 17(c))	267,500	115,807
Reclassification of contributed surplus upon exercise
of options (note 17(e))	-	81,241

Balance, December 31, 2006	49,562,558	$ 35,009,325
Upon issue for private placement (ii)	1,065,968	318,100
Shares issued, options exercised (note 17(c))	12,000	6,841
Reclassification of contributed surplus upon exercise
of options (note 17(e))	-	4,825
Shares issued, ESOP warrants exercised (17(d))	5,500	2,640
Reclassification of contributed surplus upon exercise of ESOP
warrants (note 17(e))	-	932

Balance, December 31, 2007	50,646,026	$ 35,342,663
Shares issued, March 08 warrants exercised (17(b)(i))	2,915,235	1,384,737
Reclassification of contributed surplus upon exercise of March 08
warrants (note 17(b((i) & 17(e))	-	624,039
Shares issued, ESOP warrants exercised (17(b)(i))	160,794	77,181
Reclassification of contributed surplus upon exercise of ESOP
warrants (note 17(b)(i) & 17(e))	-	24,555
Shares issued, October 08 warrants exercised (note 17(b)(i))	487,500	219,375
Reclassification of contributed surplus upon exercise of October 08
warrants (note 17(b)(i) & 17(e))	-	75,754
Shares issued, options exercised (note 17(c))	103,750	47,011
Reclassification of contributed surplus upon exercise
of options (note 17(e))	-	30,161

Balance, December 31, 2008	54,313,305	$ 37,825,476

(i)

In 2008, warrants that were set to expire March 3, 2008 were exercised prior to the expiry date.  Of the 3,065,232 warrants outstanding, 2,915,235 were exercised at the strike price of $0.475 while the remaining 149,997 expired.  Proceeds of $1,384,737 from the exercise of the warrants were credited to share capital and $624,039 was reclassified from contributed surplus to share capital.

160,794 ESOP warrants were exercised at the strike price of $0.48 for proceeds of $77,181.  The proceeds were credited to share capital along with $24,555 reclassified from contributed surplus to share capital.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

Warrants that were set to expire on October 26, 2008 were exercised prior to the expiry date.  Of the 1,250,000 warrants outstanding, 487,500 were exercised at the strike price of $0.45 while the remaining 762,500 expired.  Proceeds of $219,375 from the exercise of the warrants were credited to share capital and $75,754 was reclassified from contributed surplus to share capital.

During 2008, 103,750 stock options were exercised at a weighted average strike price of Cdn$0.5437.  Proceeds of $47,011 (Cdn$56,413) were credited to share capital and $30,161 (Cdn$36,161) was reclassified from contributed surplus to share capital.

(ii)

On January 12, 2007, the Company issued 1,065,968 common shares at Cdn$0.45 per share and 532,984 non transferable share purchase warrants to its employees under the Amended Employee Share Ownership Plan for gross proceeds of $410,418(Cdn$479,685). Each share purchase warrant entitles the holder to purchase one common share at a price of $0.48 for two years from the closing date. The Company paid share issuances costs of $10,926 (Cdn$12,770). The net proceeds of the employee stock ownership plan were $399,492 (Cdn$466,915).  The TSX approved amount for common share purchase was Cdn$0.525. The difference, $68,404 (Cdn$79,948), was credited to contributed surplus and expensed to stock based compensation.

Under Canadian GAAP, the Company has bifurcated the proceeds between the shares and the warrants based on their relative fair values. The assigned fair value of the common shares ($735,518) was calculated by using the TSX share price on the date of issuance (Cdn$0.69), and the fair value of the warrants ($188,197) was determined using the Black-Scholes valuation model. Net proceeds $399,492 (Cdn$466,915) were then allocated based on the percentage of these relative fair values.  The amount allocated to common shares ($318,100 (Cdn$371,786)) is accounted for as common shares and the amount allocated to the warrants ($81,392 (Cdn$95,128)) is accounted for as contributed surplus.

All of the common shares and warrants were subject to a four-month hold period which ended on May 13, 2007. During that period, these securities could not be traded nor were they freely transferable.

Of the securities issued, 145,644 common shares are being held in escrow under an escrow agent between the Company and a trust company selected by the BC government until January 12, 2010. The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment Act (British Columbia). Employee share holders may seek government approval for an early release from escrow upon the repayment of any tax credits received.

In 2008, 160,794 ESOP warrants were exercised at the strike price of $0.48 for proceeds of $77,181.  The proceeds were credited to share capital along with $24,555 reclassified from contributed surplus to share capital.   As at December 31, 2008, 372,190 warrants were outstanding.

(iii)

On March 6, 2006 the Company closed a private placement for the sale of 1,021,744 units at $3.00 per unit for gross proceeds of $3,065,232. Each unit consisted of 4 common shares and 3 common share purchase warrants (the “March Warrants”) each exercisable into one common share at an exercise price of $0.75 and a term to maturity of two years. The Company paid a placement fee of 10% of the gross proceeds. The net proceeds of the private placement were $2,591,378 (Cdn$2,953,810).

Under Canadian GAAP, the Company has bifurcated the proceeds between the shares and the warrants based on their relative fair values. The assigned fair value of the common shares ($3,263,045 (Cdn$3,719,148)) was calculated by using the TSX share price on the date of issuance ($0.80

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

(Cdn$0.91)), and the fair value of the warrants ($1,095,282 (Cdn$1,248,469)) was determined using the Black-Scholes valuation model. Net proceeds of $2,591,378 (Cdn$2,953,810) were then allocated based on the percentage of these relative fair values.  The amount allocated to common shares ($1,935,229 (Cdn$2,205,892)) is accounted for as common shares and the amount allocated to the warrants ($656,148 (Cdn$747,918)) is accounted for as contributed surplus.

The March Warrants agreement requires that the Company’s management to use its best efforts, in a manner consistent with the requirements of the Toronto Stock Exchange and other applicable law and regulation, to amend its exercise price to be equal to the future placement price if issued during the term of March Warrants to arm’s length investors at the exercise price less than March Warrants price.

On November 6, 2006, the Company applied to the TSX for approval to amend the exercise price of   each of the 3,065,232 common share purchase warrants issued in March 2006 from $0.75 to $0.475.  The latter price is the US dollar equivalent of the volume weighted average trading price of Norsat’s common shares for the 5 trading days ended November 3, 2006.  The amendment application was made: 1) in connection with the terms of the September Warrants (note 17(b)(iv)) set forth in the Convertible Debenture Agreement at a price of $0.45 per common share and 2) as a consequence of an anti-dilution clause in the March Warrants Agreement.  The amendment took effect November 22, 2006. All other terms of the March warrants remained intact.

In 2008, of the 3,065,232 warrants outstanding, 2,915,235 were exercised at the strike price of $0.475 while the remaining 149,997 expired.  Proceeds of $1,384,737 from the exercise of the warrants were credited to share capital and $624,039 was reclassified from contributed surplus to share capital.

(iv)

On September 26, 2006, the Company received $1,000,000 (Cdn$1,117,693) for the issuance of 1,000 units Series “A” Convertible Debentures, bearing interest at a floating rate of prime (as posted by the Bank of America) plus 1%,  secured and expiring on January 24, 2007. Interest was payable in cash or, at the option of the holder, in common shares on maturity or the date the Debentures were converted, whichever was earlier.

The debentures were convertible into common shares, on a per unit basis, at any time during the term of the Debentures by the holder at a conversion price of $0.40 per share. Each of the 1,000 units was comprised of $1,000 aggregate principal amount of secured convertible debentures and 1,250 common share purchase warrants (the “September Warrants”). Each warrant entitled the holder to acquire one common share of the Company for a period of two years from the conversion date, at a price of $0.45 per share.

Of the total debt proceeds, Cdn$437,500 was estimated as a fair value of the conversion option and was recorded as a charge against the equity component of the convertible debentures on the consolidated balance sheet. The carrying amount of the debt of Cdn$680,193 was recorded as convertible debt and was to be accreted to its face value over the term to maturity through charges to non-cash interest expense.

Up to the date of conversion, Cdn$110,815 was accreted to convertible debentures which brought the total convertible debt portion to Cdn$791,008.  The Company incurred total accretion of Cdn$122,263, of which Cdn$11,448 was cash interest due to the investor.

On November 6, 2006, the Series “A” Convertible Debentures of $1,000,000 were converted in full to 2,500,000 Norsat common shares and 1,250,000 share purchase warrants. Total book value of

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

convertible debentures of $1,088,090 (Cdn$1,228,508) was bifurcated between common shares and share purchase warrants using the Black-Scholes valuation model. As a result, $893,849 (Cdn$1,009,201) was credited against common shares and $194,240(Cdn$219,307) was credited against contributed surplus.  See note 17(e).

 In 2008, of the 1,250,000 warrants outstanding, 487,500 were exercised at the strike price of $0.45 while the remaining 762,500 expired.  Proceeds of $219,375 from the exercise of the warrants were credited to share capital and $75,754 was reclassified from contributed surplus to share capital.

(c)

Stock Option Plan

The Company has reserved 6,306,505 common shares under its 1999 (amended) incentive share option plan of which 1,855,505 common shares have previously been issued.  The plan provides for the granting of stock options at the fair market value of the Company’s shares at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the board of directors.

		Weighted average
Share purchase options outstanding	Number of options	exercise price
		Cdn$
Balance, December 31, 2005	2,530,150	$ 1.59
Granted	549,000	0.89
Exercised	(267,500)	0.49
Forfeited	(863,500)	1.44
Balance, December 31, 2006	1,948,150	$ 1.57
Granted	272,000	0.74
Exercised	(12,000)	0.60
Expired	(175,000)	2.63
Cancelled	(295,700)	1.38
Forfeited	(203,000)	0.70
Balance, December 31, 2007	1,534,450	$ 1.24
Granted	449,800	1.13
Exercised	(103,750)	0.54
Expired	(81,500)	0.55
Forfeited	(281,000)	0.98
Balance, December 31, 2008	1,518,000	$ 1.34

The following table summarizes information pertaining to the Company’s share purchase options outstanding at December 31, 2008:

	Options outstanding			Options exercisable
Range of exercise prices Cdn$	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price Cdn$	Number of options exercisable	Weighted average exercise price Cdn$
$0.45 to $0.99	699,000	2.46	$0.71	472,000	$0.70
$1.00 to $1.99	639,500	2.84	1.25	377,100	1.22
$2.00 to $6.19	179,500	2.76	4.14	179,500	4.14
$0.45 to $6.19	1,518,000	2.65	$1.34	1,028,600	$1.49

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. Using an option pricing model with assumptions noted below, the estimate fair value

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

of all options granted during 2008, 2007 and 2006 have been reflected in the statements of operations as follows:

	2008	2007	2006
Stock-based compensation recognized in operations	129,814	78,629	54,870

The weighted average assumptions used to estimate the fair value of options were:

	2008	2007
Risk free interest rate	3.208%	4.066%
Expected remaining life (years)	3.500	3.500
Vesting period	2 years	2 years
Expected volatility	75.24%	80.65%
Expected dividends	nil	nil

On April 1, 2008, 206,800 stock options were granted to 40 employees at a strike price of Cdn$1.37 and a weighted average fair market value of Cdn$0.74. The stock options have a vesting period of 2 years and an expiry of 5 years.  The stock option grant was awarded to all full time permanent employees and Board of Directors present as at December 31, 2007.

In 2008, 449,800 stock purchase options were granted with a weighted average fair market value of Cdn$0.62.  Of the 449,800, 206,800 were granted to employees as noted above.

In 2007, 272,000 stock purchase options were granted with a weighted average fair market value of Cdn$0.43.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

 (d)   Share Purchase Warrants

A summary of changes to number of issued warrants is as follows:

Balance, December 31, 2005	2,536,811
Issued (note 17(b)(iii)(iv))	4,315,232
Expired	(1,330,000)
Balance, December 31, 2006	5,522,043
Issued (note 17(b)(ii))	532,984
Exercised	(5,500)
Balance, December 31, 2007	6,049,527
Expired (note 17(b)(i))	(912,497)
Exercised (note 17(b)(i))	(3,563,529)
Balance, December 31, 2008	1,573,501

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

For each of the periods presented, the following warrants for the purchase of one common share per warrant at the following prices per common share and expiry dates were outstanding:

Expiry date	3-Mar-08	26-Oct-08	12-Jan-09	8-Apr-09	Total
					Number of
					warrants
Exercise price	US$0.475	US$0.45	US$0.48	Cdn$1.09	outstanding

Balance, December 31, 2007	3,065,232	1,250,000	527,484	1,206,811	6,049,527

Warrants exercised	(2,915,235)	(487,500)	(160,794)	-	(3,563,529)
Warrants expired	(149,997)	(762,500)	-	-	(912,497)

Balance, December 31, 2008	-	-	366,690	1,206,811	1,573,501

(e)

Contributed Surplus

Balance, December 31, 2005	$ 1,411,000
Stock-based compensation	54,870
Credit to share capital due to options exercised	(81,241)
Proceeds from private placement to warrants (note 17(b)(iii))	656,148
Proceeds from conversion of debenture to warrants (note 17(b)(iv))	194,240
Balance, December 31, 2006	$ 2,235,017
Stock-based compensation	78,629
Options exercised	(4,825)
Proceeds from private placement to warrants (note 17(b)(ii)))	81,392
Proceeds from ESOP to January 2007 warrants (note 17(b)(ii))	68,404
ESOP warrants exercised	(932)
Equity component of long term debt (note 15)	1,689,748
Balance, December 31, 2007	$ 4,147,433
Stock-based compensation	129,814
March 08 warrants exercised	(624,039)
October 08 warrants exercised	(75,754)
ESOP warrants exercised	(24,555)
Options exercised	(30,161)
Balance, December 31, 2008	$ 3,522,738

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

18.

Income Taxes

(a)

Income Tax Expense

The income tax expense differs from the expected expense if the Canadian federal and provincial statutory income tax rates were applied to earnings (loss) from operations before income taxes.  The principal factors causing these differences are shown below:

	2008	2007	2006

Net earnings (loss) from operations before
income taxes	$ 2,199,761	$ 1,385,354	$ (3,832,827)

Income tax expense (recovery) at expected rate
of 31.00% (2007 - 34.12%, 2006 – 34.12%)	$ 681,926	$ 472,683	$ (1,307,761)

Increase (decrease) resulting from:
Non-allowable (non-taxable) expenses (income)	54,476	(1,321,160)	30,441
Effect of statutory rate change	783,537	606,042	1,762,075
Change in valuation allowance	(4,151,266)	(94,695)	(1,251,316)
Foreign tax rate change	(320,717)	10,035	(3,344)
Expiry of operating losses	109,381	933,741	898,676
Change in foreign exchange	2,907,791	(268,604)	4,207
Other	(65,128)	(338,042)	(130,569)

Income tax expense	$ -	$ -	$ 2,409

(b)

Future Income Tax Assets

The tax effect of the temporary differences that give rise to future tax assets are presented below:

	2008	2007	2006

Future tax assets:
Non-capital loss carry forwards	$ 4,633,960	$ 6,588,918	$ 8,448,047
Scientific Research and Experimental
Development pool	2,101,390	2,717,972	2,251,853
Scientific Research and Experimental
Development investment tax credit	1,653,494	2,031,723	1,410,716
Tax value of capital asset expenditure
in excess of book value	2,450,324	3,052,756	2,590,224
Net capital loss carry forwards	1,320,860	1,708,422	1,501,649
Temporary differences in working capital	429,251	640,753	929,091
Total gross future tax assets	12,589,279	16,740,544	17,131,580

Valuation allowance	(12,589,279)	(16,740,544)	(17,131,580)

Total future tax assets	$ -	$ -	$ -

Management believes that it is not more likely than not that it will create taxable income to realize its future tax assets.

(c)

Loss Carry Forwards and Investment Tax Credits

At December 31, 2008, the Company has approximately Cdn$15,944,000 of non-capital loss carry forwards available until 2026 to reduce future years' income for income tax purposes relating to Norsat International Inc.  Also, the Company has provincial and federal investment tax credits of approximately Cdn$661,000

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

(provincial) and Cdn$1,353,000 (federal) available to reduce Canadian federal and provincial taxes payable.  The amounts expire as follows:

		Provincial	Federal
Year of	Non-capital loss	investment	investment
Expiry	carry forwards	tax credits	tax credits
	Cdn$	Cdn$	Cdn$

2009	3,845,000	-	-
2010	7,416,000	-	-
2011	-	56,000	192,000
2012	-	194,000	350,000
2013	-	128,000	300,000
2014	-	14,000	26,000
2015	3,710,000	-	-
2026	973,000	137,000	247,000
2027	-	132,000	238,000

	$ 15,944,000	$ 661,000	$ 1,353,000

The Company also has available Cdn$11,290,000 (2007 - Cdn$11,290,000, 2006 – Cdn$11,290,000) of net capital losses to be applied against future capital gains.  The tax effect of these carry forwards has not been recorded in the financial statements.  In addition, the Company has accumulated a Scientific Research and Development Expenditures pool that is available for an indefinite carry forward period with discretionary deductions of approximately Cdn$8,980,875 (2007 - Cdn$8,980,875, 2006 – Cdn$8,465,263).

As at December 31, 2008, the Company has approximately $1,834,000 of net operating losses relating to Norsat International (America) Inc.  The amount consists of losses accumulated from 2008 ($1,094,000), 2007 ($487,000) and 2006 ($253,000).

As at December 31, 2008, the Company has approximately £370,000 of losses carry forward relating to Norsat International (United Kingdom) Ltd.  The amount consists of losses accumulated from 2008 (£79,000), 2007 (£81,000), 2006 (£114,000), 2005 (£92,000) and 2004 (£4,000).

As at December 31, 2008 the Company has approximately KRW307,000,000 of losses carry forward relating to Norsat Korea Ltd.

19.

Discontinued Operations

During 2006, the liability of $45,937 (Cdn$52,112) relating to operations discontinued in 2000 was written off to recovery from discontinued operations to reflect the absence of any remaining claims relating to the discontinuance.

20.

Segmented and Other Information

The Company’s two business segments include Microwave and Satellite Systems

Microwave components enable the transmission, reception and amplification of signals to and from satellites. Satellite systems provide rapidly deployable broadband connectivity over satellite where traditional communications infrastructure is insufficient, unreliable, damaged or non-existent.

The Company’s reportable segments are strategic business units that offer different products and services.  They are managed separately because each business is in a different stage in its life cycle and they require different marketing strategies.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.  The key operating decision maker evaluates performance based on the following:

2008	Microwave	Satellite Systems	Consolidated

Sales to external customers	$ 8,668,152	$ 9,388,684	$ 18,056,836
Gross profit	$ 3,732,644	$ 5,536,571	$ 9,269,215
Total assets	$ 6,299,750	$ 7,027,235	$ 13,326,985
Property and equipment	$ 344,029	$ 383,757	$ 727,786

2007	Microwave	Satellite Systems	Consolidated

Sales to external customers	$ 9,111,163	$ 7,339,498	$ 16,450,661
Gross profit	$ 4,338,389	$ 4,203,689	$ 8,542,078
Total assets	$ 5,307,744	$ 4,219,920	$ 9,527,664
Property and equipment	$ 552,622	$ 439,363	$ 991,985

2006	Microwave	Satellite Systems	Consolidated

Sales to external customers	$ 7,929,224	$ 5,519,113	$ 13,448,337
Gross profit	$ 3,392,983	$ 2,094,223	$ 5,487,206
Total assets	$ 4,968,726	$ 3,458,466	$ 8,427,192
Property and equipment	$ 665,306	$ 463,083	$ 1,128,389

Total assets and property and equipment are calculated based on the total sales to external customers of each segment (Microwave and Satellite systems) over total consolidated sales.

The Company generated revenues from external customers located in the following geographic locations:

	2008	2007	2006

Canada	$ 597,728	$ 545,410	$ 824,555
United States	12,577,704	10,894,156	8,103,225
Europe and other	4,881,404	5,011,095	4,520,557

	$ 18,056,836	$ 16,450,661	$ 13,448,337

Substantially all property and equipment are located in Canada.

21.  Commitments

Future minimum payments at December 31, 2008 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years are approximately as follows:

	2009	2010	2011	2012	2013
Inventory purchase obligations	$ 1,948,843	$ -	$ -	$ -	$ -
Operating lease obligations	464,463	427,353	390,571	41,984	41,984
	$ 2,413,306	$ 427,353	$ 390,571	$ 41,984	$ 41,984

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

Rent expense for the Company for the year ended December 31, 2008 was approximately $447,000 (Cdn$477,000) [(2007- $411,000 (Cdn$441,000), 2006 - $728,000 (Cdn$828,000)].

In the normal course of operations the Company enters into purchase commitments. Included in the commitments are inventory and materials purchase obligations to be received in 2009 of $1,948,843.

22.  Supplemental Cash Flow and Other Disclosures

	2008	2007	2006

Changes in non-cash working capital:
Accounts receivable	$ (3,716,906)	$ (686,660)	$ 136,836
Inventory	(1,019,016)	(724,188)	455,576
Changes in inventory estimate	88,589	-	-
Prepaid expenses and other	(187,958)	292,937	(2,815)
Deferred financing costs in relation to the
January 2007 ESOP	-	10,334	-
Long-term prepaid expenses and other	-	(10,187)	-
Accounts payable	837,592	(284,698)	(859,356)
Accrued liabilities	495,440	(232,121)	(19,022)
Deferred revenue	183,434	(112,386)	61,171
Long-term deferred revenue	609,715	57,191	-

	$ (2,709,110)	$ (1,689,778)	$ (227,610)

Supplementary information:
Interest paid	$ 16,516	$ 121,733	$ 158,103
Income taxes paid	-	-	2,409
Non-cash transactions:
Reclassification of exercised warrants
from contributed surplus to share capital	724,348	932	-
Reclassification of exercised stock options
from contributed surplus to share capital	30,161	4,825	-

23.

Other Expenses

	2008	2007	2006

Interest and bank charges	$ 53,774	$ 100,114	$ 279,046
Interest accreted on convertible debt and
deferred finance cost amortization	-	80,557	307,078
Interest - non cash	(955)	2,813	-
Loss (gain) on disposal of property and equipment	114	105,307	(31,779)
Foreign currency (gain) loss	(383,741)	478,322	(19,598)
	$ (330,808)	$ 767,113	$ 534,747

24.

Economic Dependence

The Company purchases substantially all of its microwave products from four suppliers.

During 2008, the Satellite Systems segment generated approximately 76% of its sales from the United States government. This represents approximately 39% of total sales.  No other customer exceeds 10% of total sales.

During 2007, the Satellite Systems segment generated approximately 52% of its sales from the United States government. This represents approximately 23% of total sales.  No other customer exceeds 10% of total sales.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

25.   Related Party Transactions

During 2008, the Company entered into a related party transaction.  On December 23, 2008, $94,185 (Cdn$114,720) was transferred to a member of the board’s bank account as share capital for Norsat SA.  The board member is holding this cash for Norsat SA until a bank account is set up.  The amount is classified as cash on the Company’s consolidated balance sheet.

During 2007, the Company entered into the following related party transactions:

(i)  On March 28, 2007 the Company received a bridge loan of Cdn$150,000 from an officer of the Company subjected to certain terms and conditions as follows:

•

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day of  loan retirement,

•

60 day term maturing May 31, 2007,

•

Payment in full May 31, 2007, or partial payments within the 60 day term at discretion of the Company.

The loan was fully repaid on May 31, 2007.

(ii)  On April 24, and June 12, 2007 the Company received bridge loans of Cdn$250,000, and Cdn$200,000 respectively from the same officer of the Company subjected to certain terms and conditions as follows:

•

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day of  loan retirement,

•

9 day terms, with an option to renew

•

Payment in full on or partial payments within the 9 day term at discretion of the Company.

The loans were fully repaid on May 2, and June 20, 2007.

 (iii)  On November 14, 2007 the Company received a bridge loan of Cdn$450,000 from the same officer of the Company subjected to certain terms and conditions as follows:

•

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day of  loan retirement,

•

9 day terms, with an option to renew

•

Payment in full on or partial payments within the 9 day term at discretion of the Company.

On November 22, 2007 the Company renewed this bridge loan with the same interest rate, but maturing on November 27, 2007.

The loan was fully repaid on November 27, 2007

26.

Government Contributions

(a)   Industrial Research Assistance Program (IRAP)

In October 2007, Norsat was awarded a non-repayable Cdn$235,555 government contribution through Canada’s National Research Council – Industrial Research Assistance Program (NRC-IRAP).  The program provides contributions to Canadian small to medium sized businesses that are interested in using technology to commercialize services, products and processes to grow their presence in Canadian and international markets. Norsat intends to use the proceeds for research and development initiatives targeted at expanding its portable satellite systems suite of offerings.

For the year ended December 31, 2008, Cdn$235,555 was claimed and included as a reduction to product development expense in the consolidated statements of operations.  As at December 31, 2008, cash

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

received was Cdn$235,555.

(b)  Strategic Aerospace & Defense Initiative (SADI)

In September 2008, the Company entered into an agreement with the Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense (A&D) technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2011.

Repayment is contingent on performance benchmarks established at the end of Norsat’s fiscal 2011 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2012.  Annual repayment amounts shall be calculated based on 1.851% of gross business revenue (GBR) multiplied by the adjustment rate (based on the growth of GBR over the previous year).  As at December 31, 2008, no liability for the repayment has been accrued as the amount can not determined until later in the future.

For the year ended December 31, 2008, the Company accrued SADI funding receivable of $492,600 (Cdn$600,000) of which $459,021 (Cdn$559,100) was charged as a reduction to product development expense in the consolidated statements of operations and $33,579 (Cdn$40,900) was charged as a reduction to property and equipment on the consolidated balance sheet. The full accrual remains in accounts receivable at December 31, 2008.

27.  Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in 2008.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

28.

Reconciliation to United States Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

	2008	2007	2006

Net earnings (loss) from operations
under Canadian GAAP	$ 2,199,761	$ 1,385,354	$ (3,878,764)
Beneficial conversion feature (d)	-	-	(101,279)
Interest expense (d)	-	-	198,722
Deferred financing costs (c)	-	3,179	12,024
Convertible debt (d)	-	70,282	209,967
Employee stock-based compensation (b)	(3,975)	19,689	45,492
Cost of sales (f)	231,215	-	-

Net earnings (loss) from operations before
recovery from discontinued operations
according to US GAAP	2,427,001	1,478,504	(3,513,838)
Recovery from discontinued operations	-	-	45,937

Net earnings (loss) according to US GAAP	$ 2,427,001	$ 1,478,504	$ (3,467,901)
Basic and diluted earnings (loss) per share from
operations before recovery from discontinued
operations according to US GAAP	$ 0.05	$ 0.03	$ (0.07)

Basic and diluted earnings (loss)
per share according to US GAAP	$ 0.05	$ 0.03	$ (0.07)

	2008	2007	2006

Net earnings (loss) for the year	$ 2,427,001	$ 1,478,504	$ (3,467,901)

Other comprehensive (loss) gain:
Unrealized (losses) gains on translating financial
statements from functional currency to
reporting currency (note 3(a))	(1,511,896)	775,630	(2,460)

Comprehensive income (loss) for the year	$ 915,105	$ 2,254,134	$ (3,470,361)

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

The amounts in the consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

	December 31, 2008		December 31, 2007
	Canadian GAAP $	US GAAP $	Canadian GAAP $	US GAAP $

Inventory (f)	4,497,415	4,467,277	4,190,232	4,190,232
Share capital (c - e)	37,825,476	95,310,484	35,342,663	92,827,671
Contributed surplus (a - e)	3,522,737	1,413,473	4,147,433	2,034,194
Accumulated other comprehensive income (loss) (c)	(229,209)	(252,389)	1,306,800	1,259,577
Deficit (a - h)	(32,514,569)	(87,897,272)	(34,999,726)	(90,324,272)

The following are the material measurement variations in accounting principles, practices and methods used in preparing these financial statements from those generally accepted in the United States (US):

 (a)

Income Taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates.  Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates.  Recording Canadian future tax assets and liabilities at enacted tax rates would not change recorded net assets or shareholders’ equity under US GAAP.

(b)

Stock-based Compensation

The Company has granted stock options to certain directors and employees for services provided to the Company.  For US GAAP purpose, the Company previously elected under Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation” to continue to measure compensation cost by the intrinsic value method set out in APB Opinion No. 25 and related interpretations. On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-based Payment” (“SFAS 123(R)”), which replaces SFAS No. 123 and supersedes APB Option 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant date fair value. Pro forma disclosure is no longer an alternative. This Statement was effective for public companies in their first fiscal year beginning after June 15, 2005. The Company adopted SFAS 123 (R) effective on January 1, 2006 for US GAAP purposes using the modified-prospective transition method.

Under Canadian GAAP, when options are forfeited before vesting, all the previous period charges are to be reversed in the period that the options are cancelled using either the estimation or actual method. The Company has chosen to reverse such forfeited options using the actual method. However, US GAAP requires those forfeited options to be reversed using an estimation method based on estimated forfeitures. As a result, ($3,975) (2007 – $19,689, 2006 - $45,492) was credited to operations under US GAAP and contributed surplus was reduced by the same amount.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

(c)

US$2 Million Convertible Debt

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt are recorded as an equity component of the debt (note 15).  Under US GAAP, a value is assigned to the conversion feature only if the conversion rate is less than the market price of the common stock at the date of issuance.  Accordingly, no value would be assigned under US GAAP to the conversion feature on the promissory note issued in 2002.  In addition, under Canadian GAAP a portion of the deferred finance costs has been allocated to equity and not amortized, while under US GAAP all costs would be identified as deferred finance costs and amortized over the term of the debt.  Furthermore, under Canadian GAAP, interest on long-term debt required to be paid through the issuance of common shares is recorded at fair value as an equity component and accreted as a charge to retained earnings.  For US GAAP purposes, all interest is expensed as accrued.

In applying US GAAP, convertible debt outstanding at December 31, 2006 would be recorded at its face value of $2,000,000 and no value would be assigned to an equity component of long-term debt before the accounting for the reduction in conversion price as disclosed in note 15.

As at December 31, 2006, the convertible debt on the income statement in the amount of $209,967 consisted of adding back the accretion of $207,998 recorded as interest expense under Canadian GAAP, and an addition of foreign exchange gain of $1,969 under US GAAP.

As at December 31, 2007, the convertible debt on the income statement in the amount of $70,282 consisted of adding back the accretion of $70,383 recorded as interest expense under Canadian GAAP, the reduction foreign exchange gain of $20,195 recorded as foreign exchange gain under Canadian GAAP and an addition of foreign exchange gain of $20,094 under US GAAP.

Due to the modification, the remaining deferred financing cost of $97,639 was realized during 2005 under US GAAP, therefore, no finance costs would be recorded in 2007 on amortization of amounts reclassified to deferred finance costs. As a result, during the year ended December 31, 2007, a $3,179 (2006 - $12,024) finance cost amortized under Canadian GAAP would be added back under US GAAP.

In March, 2007, the debt was repaid and under Canadian GAAP the equity portion of the convertible debt of $1,689,748 was credited to contributed surplus.

(d)

US$1 Million Convertible Debenture

Under Canadian GAAP, the proceeds $1,000,000 of the September 26, 2006 financing allocated to the estimated fair value of the conversion feature of the debt recorded as an equity component of the debt.  Under US GAAP, a value is assigned to the conversion feature only if the conversion rate is less than the market price of the common stock at the date of issuance.  As a result of the debenture being issued for less than market, the Company recorded a beneficial conversion feature of $301,840 under US GAAP.  The conversion feature is charged to Additional Paid-In Capital (“APIC”) and is amortized to the income statement over the life of the debenture. Under Canadian GAAP no such amount  would be recorded.  As at the date of conversion a total of $101,279 of amortization had been credited to the income statement. The remaining $701,624 of the initial proceeds was allocated to debt.

Upon conversion (November 6, 2006) of the financing under Canadian GAAP, the value of the debt, accretion, and the equity component of the conversion feature is charged to share capital. This charge is then bifurcated based on the relative fair values of the share capital and share purchase warrants (note 17) issued and allocated to share capital and contributed surplus respectively. Under US GAAP, the value of the

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

debt and the remaining value in APIC is transferred to share capital. This charge is then bifurcated based on the relative fair values of the share capital and share purchase warrants. The remaining unamortized value of the conversion feature ($198,722) is charged to the income statement as an additional interest charge. This resulted in a credit of $17,713 and $81,509 to share capital and contributed surplus respectively.

(e)

Elimination of Deficit

In prior years, the Company reduced its paid-up capital by $51,161,976 to eliminate the deficit from preceding years.  In order to effect these reductions under Canadian GAAP, it was not necessary to revalue the assets of the Company.  As a consequence, all conditions necessary under the US GAAP quasi-reorganization rules were not met and the recapitalization of the deficit is not recorded.

 (f)

Inventory

On January 1, 2008, the Company adopted CICA Handbook Section 3031 – “Inventories” which provides guidance on the basis and method of measurement of inventories and allows for the reversal of previous write-downs.  Subsequent to the adoption of CICA 3031, inventory is stated at the lower of weighted average cost and net realizable value.  On January 1, 2008, pursuant to CICA 3031 a reversal of previous write-downs of $285,396 was recorded as an increase to inventory and a decrease in opening deficit.  In addition during the year ended December 31, 2008, additional inventory write-downs of $201,771 were also reversed.

Under US GAAP, inventory is also carried at the lower of cost and net realizable value.  However, pursuant to SEC Staff Accounting Bulletin Topic 5.BB, the write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.  The reversal of previous write-downs of inventory are not recorded under US GAAP and as a result, at December 31, 2008, inventory decreases by $30,138 , opening deficit increases by $285,396 and cost of sales increases by $231,215.

(g)

Recently Issued Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”.  SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged.  The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements Liabilities –an Amendment of ARB No. 51”.  This statement amends ARB 51 to establish accounting and reporting standards for the Noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As the Company’s subsidiaries are wholly owned the adoption of this statement is not expected to have a material effect on the Company's financial statements.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141R, “Business Combinations”.  This statement replaces SFAS 141 and defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS 141R also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

(h)

Recently Adopted Accounting Policies

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The adoption of this statement did not have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement did not have a material effect on the Company's financial statements.

29.  Subsequent Events

(a)  Employee Stock Ownership Plan (“ESOP”) Warrants

Warrants set to expire on January 12, 2009, were extended to January 12, 2011.  The warrants were issued as part of the employee stock ownership plan on January 12, 2007.

(b)

Related Party

On January 27, 2009, Norsat SA opened the bank account.  The board member who was holding the funds of $94,185 (Cdn$114,720) on behalf of Norsat SA at the end of December 31, 2008 deposited the funds into this bank account.